Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of HCA Healthcare, Inc. for the registration of common stock, preferred stock and debt securities and to the incorporation by reference therein of our reports dated February 23, 2018, with respect to the consolidated financial statements of HCA Healthcare, Inc. and the effectiveness of internal control over financial reporting of HCA Healthcare, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, Tennessee

August 8, 2018